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Exhibit 12.1

Casella Waste Systems, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	2011	2010	2009	2008	2007
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(27,921)	$(13,807)	$(65,871)	$(14,655)	$(29,905)
Loss (income) from equity method investees	4,096	2,690	2,157	6,077	(1,051)
Fixed charges	48,676	46,411	35,673	35,721	30,704
Less: interest capitalized	(1,078)	(349)	(214)	(1,275)	(1,116)

Earnings	$23,773	$34,945	$(28,255)	$25,868	$(1,368)

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$45,912	$44,375	$33,840	$33,282	$28,533
Estimate of interest within rental expense	1,686	1,687	1,619	1,164	1,055
Interest capitalized	1,078	349	214	1,275	1,116

Fixed charges	$48,676	$46,411	$35,673	$35,721	$30,704

Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings to fixed charges	$(24,903)	$(11,466)	$(63,928)	$(9,853)	$(32,072)
Fixed charges from above	$48,676	$46,411	$35,673	$35,721	$30,704
Preferred stock dividends	—	—	—	—	5,579

Combined fixed charges and preferred stock dividends	$48,676	$46,411	$35,673	$35,721	$36,283

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(24,903)	$(11,466)	$(63,928)	$(9,853)	$(37,651)

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  Exhibit 12.1
Casella Waste Systems, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands, except ratios)